Via Facsimile and U.S. Mail
Mail Stop 6010

May 11, 2006

Raymund Breu
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

> **Re: Novartis AG**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed January 30, 2006**
> **File No. 001-15024**

Dear Mr. Breu:

We have reviewed your filing and have the following comments. Other than as it relates to comments 1 and 2 below, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your corporate website that your eye-care unit, CIBA Vision, provides marketing, distribution, and eye care professional support in Iran and Syria. We note also that a September 7, 2005 press release issued by the office of the New York City Comptroller indicates that you have business ties to Sudan. Finally, we note a November 17, 2005, published report indicating that you are helping North Korea rebuild its medical factories.

   Iran, Sudan, Syria, and North Korea are identified as state sponsors of terrorism by the State Department and are subject to economic sanctions administered by the

Treasury Department's Office of Foreign Assets Control (OFAC) and export controls administered by the Commerce Department's Bureau of Industry and Security (BIS). Your Form 20-F does not contain any information regarding your operations in or contacts with these countries. Please describe to us in reasonable detail your current, historical, and anticipated operations in and contacts with each named country, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Discuss specifically the extent to which you sell or distribute into these countries products other than medicines, such as medical or other equipment or machinery, technology or services. Describe the nature of the marketing, distribution, and professional support you provide in Iran and Syria, and the nature of the facilities you intend to develop in North Korea. Describe the extent to which your dealings have been with the governments of Iran, Sudan, Syria and North Korea, or entities owned or controlled by their governments. Advise us whether, to the best of your knowledge, understanding and belief, any of the products and services you provide, have provided or will provide to the governments of these countries have military applications; whether any of those governments has employed or will employ the products or services in any military application; and, if so, the nature of the military application(s) in which the products or services have been or will be employed.

2. Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms for each country, including the dollar amounts of any associated assets and liabilities, and the dollar amount of revenues derived from business activities in or contacts with each country. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Illinois, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that conduct business with Sudan. Brown University, Harvard University, Stanford University, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that conduct business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran, Sudan, Syria, and North Korea.

Item 18. Financial Statements

Notes to the Novartis Group Consolidated Financial Statements

2. Business combinations and other significant transactions

Acquisitions 2005, page F-17

3. Paragraph 70 requires you to disclose the profit or loss for the period as though the acquisition date for all acquisitions had been as of the beginning of the period unless it is impracticable to do so. It is not clear to us why differences in accounting policies for the businesses acquired cannot be quantified to determine the information required by paragraph 70. Please tell us why it is impracticable, as opposed to "impractical" as stated in your disclosure, to provide this information for the 2005 acquisitions of the Sandoz and Consumer Health Divisions.

4. Please provide to us in disclosure-type format the disclosures required by paragraph 67(f) and 67(h) of IFRS 3 for your 2005 acquisitions of Hexal AG and Eon Labs, Inc.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant